UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39458

Medicenna Therapeutics Corp.

(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of Medicenna Therapeutics Corp. (File No. 333-238905), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICENNA THERAPEUTICS CORP.

Date: August 9, 2022	By:	/s/ Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Pricing Press Release dated August 9, 2022
99.2	Underwriting Agreement dated August 9, 2022
99.3	Consent of McCarthy Tetrault LLP